UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 2)*



                        MICRO COMPONENT TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    59479Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)





The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  59479Q100
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      PSource Structured Debt Limited

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:   Guernsey
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,783,901*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,783,901*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            3,783,901
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
* Based on 37,876,889 shares of common stock par value $0.01 per share (the "Shares"), outstanding of Micro Component Technology, Inc., a Minnesota corporation (the "Company"), outstanding as of November 9, 2007, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("VOFF SPV I") and Valens U.S. SPV I, LLC ("Valens US", and together with PSource, VOFF SPV I and the Fund, the "Investors"), collectively held (i) 2,367,067 Shares, (ii) a warrant (as amended, the "March 2004 Warrant") to purchase up to 400,000 Shares at an exercise price of $2.30 per Share for the first 200,000 Shares purchased thereunder, $2.50 per Share for the next 100,000 Shares acquired thereunder and $2.88 per Share for the remaining Shares acquired thereunder, subject in each case to certain adjustments, (iii) a warrant (as amended, the "January 2005 Warrant") to purchase up to 150,000 Shares at an exercise price of $0.67 per Share, subject to certain adjustments, (iv) a warrant (as amended, the "February 2006 Warrant") to purchase up to 1,860,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(v) an option (as amended, the "April 2005 Option" and together with the March 2004 Warrant, the January 2005 Warrant, and the February 2006 Warrant, the "Older Warrants") to purchase up to 785,084 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant (the "March 2007 Warrant") to purchase up to 5,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant (the "First December Warrant") to acquire up to 1,977,949 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (viii) a warrant (the "Second December Warrant") to purchase up to 399,745 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (ix) a warrant (the "Third December Warrant") to purchase up to 405,595 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (x) a warrant (the "Fourth December Warrant", and together with the March 2007 Warrant, the First December Warrant, the Second December Warrant and the Third December Warrant, the "Newer Warrants", and together with the Older Warrants, the "Warrants") to purchase up to 716,711 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Warrants may also be waived upon at least 61 days' prior notice, but, in the case of the Older Warrants, may not be so waived unless at the time of delivery of such notice, no indebtedness of the issuer is outstanding to the Investors or any of their affiliates. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

THIS SCHEDULE 13G AMENDMENT NO. 2 IS FILED SOLELY TO CORRECT THE SECURITIES OF THE COMPANY OWNED BY THE INVESTORS AS OF DECEMBER 31, 2007 REPORTED IN THE
SCHEDULE 13G AMENDMENT NO.1 WITH RESPECT TO THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2008.

CUSIP No.  59479Q100
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Master Fund, Ltd.
      98-0337673
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,783,901*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,783,901*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            3,783,901
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
* Based on 37,876,889 shares of common stock par value $0.01 per share (the "Shares"), outstanding of Micro Component Technology, Inc., a Minnesota corporation (the "Company"), outstanding as of November 9, 2007, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("VOFF SPV I") and Valens U.S. SPV I, LLC ("Valens US", and together with PSource, VOFF SPV I and the Fund, the "Investors"), collectively held (i) 2,367,067 Shares, (ii) a warrant (as amended, the "March 2004 Warrant") to purchase up to 400,000 Shares at an exercise price of $2.30 per Share for the first 200,000 Shares purchased thereunder, $2.50 per Share for the next 100,000 Shares acquired thereunder and $2.88 per Share for the remaining Shares acquired thereunder, subject in each case to certain adjustments, (iii) a warrant (as amended, the "January 2005 Warrant") to purchase up to 150,000 Shares at an exercise price of $0.67 per Share, subject to certain adjustments, (iv) a warrant (as amended, the "February 2006 Warrant") to purchase up to 1,860,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(v) an option (as amended, the "April 2005 Option" and together with the March 2004 Warrant, the January 2005 Warrant, and the February 2006 Warrant, the "Older Warrants") to purchase up to 785,084 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant (the "March 2007 Warrant") to purchase up to 5,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant (the "First December Warrant") to acquire up to 1,977,949 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (viii) a warrant (the "Second December Warrant") to purchase up to 399,745 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (ix) a warrant (the "Third December Warrant") to purchase up to 405,595 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (x) a warrant (the "Fourth December Warrant", and together with the March 2007 Warrant, the First December Warrant, the Second December Warrant and the Third December Warrant, the "Newer Warrants", and together with the Older Warrants, the "Warrants") to purchase up to 716,711 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Warrants may also be waived upon at least 61 days' prior notice, but, in the case of the Older Warrants, may not be so waived unless at the time of delivery of such notice, no indebtedness of the issuer is outstanding to the Investors or any of their affiliates. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

THIS SCHEDULE 13G AMENDMENT NO. 2 IS FILED SOLELY TO CORRECT THE SECURITIES OF THE COMPANY OWNED BY THE INVESTORS AS OF DECEMBER 31, 2007 REPORTED IN THE
SCHEDULE 13G AMENDMENT NO.1 WITH RESPECT TO THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2008.

CUSIP No.  59479Q100
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,783,901*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,783,901*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            3,783,901
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 37,876,889 shares of common stock par value $0.01 per share (the "Shares"), outstanding of Micro Component Technology, Inc., a Minnesota corporation (the "Company"), outstanding as of November 9, 2007, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("VOFF SPV I") and Valens U.S. SPV I, LLC ("Valens US", and together with PSource, VOFF SPV I and the Fund, the "Investors"), collectively held (i) 2,367,067 Shares, (ii) a warrant (as amended, the "March 2004 Warrant") to purchase up to 400,000 Shares at an exercise price of $2.30 per Share for the first 200,000 Shares purchased thereunder, $2.50 per Share for the next 100,000 Shares acquired thereunder and $2.88 per Share for the remaining Shares acquired thereunder, subject in each case to certain adjustments, (iii) a warrant (as amended, the "January 2005 Warrant") to purchase up to 150,000 Shares at an exercise price of $0.67 per Share, subject to certain adjustments, (iv) a warrant (as amended, the "February 2006 Warrant") to purchase up to 1,860,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(v) an option (as amended, the "April 2005 Option" and together with the March 2004 Warrant, the January 2005 Warrant, and the February 2006 Warrant, the "Older Warrants") to purchase up to 785,084 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant (the "March 2007 Warrant") to purchase up to 5,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant (the "First December Warrant") to acquire up to 1,977,949 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (viii) a warrant (the "Second December Warrant") to purchase up to 399,745 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (ix) a warrant (the "Third December Warrant") to purchase up to 405,595 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (x) a warrant (the "Fourth December Warrant", and together with the March 2007 Warrant, the First December Warrant, the Second December Warrant and the Third December Warrant, the "Newer Warrants", and together with the Older Warrants, the "Warrants") to purchase up to 716,711 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Warrants may also be waived upon at least 61 days' prior notice, but, in the case of the Older Warrants, may not be so waived unless at the time of delivery of such notice, no indebtedness of the issuer is outstanding to the Investors or any of their affiliates. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

THIS SCHEDULE 13G AMENDMENT NO. 2 IS FILED SOLELY TO CORRECT THE SECURITIES OF THE COMPANY OWNED BY THE INVESTORS AS OF DECEMBER 31, 2007 REPORTED IN THE
SCHEDULE 13G AMENDMENT NO.1 WITH RESPECT TO THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2008.

CUSIP No.  59479Q100
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens U.S. SPV I, LLC
      20-8903266
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,783,901*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,783,901*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            3,783,901
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 37,876,889 shares of common stock par value $0.01 per share (the "Shares"), outstanding of Micro Component Technology, Inc., a Minnesota corporation (the "Company"), outstanding as of November 9, 2007, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("VOFF SPV I") and Valens U.S. SPV I, LLC ("Valens US", and together with PSource, VOFF SPV I and the Fund, the "Investors"), collectively held (i) 2,367,067 Shares, (ii) a warrant (as amended, the "March 2004 Warrant") to purchase up to 400,000 Shares at an exercise price of $2.30 per Share for the first 200,000 Shares purchased thereunder, $2.50 per Share for the next 100,000 Shares acquired thereunder and $2.88 per Share for the remaining Shares acquired thereunder, subject in each case to certain adjustments, (iii) a warrant (as amended, the "January 2005 Warrant") to purchase up to 150,000 Shares at an exercise price of $0.67 per Share, subject to certain adjustments, (iv) a warrant (as amended, the "February 2006 Warrant") to purchase up to 1,860,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(v) an option (as amended, the "April 2005 Option" and together with the March 2004 Warrant, the January 2005 Warrant, and the February 2006 Warrant, the "Older Warrants") to purchase up to 785,084 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant (the "March 2007 Warrant") to purchase up to 5,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant (the "First December Warrant") to acquire up to 1,977,949 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (viii) a warrant (the "Second December Warrant") to purchase up to 399,745 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (ix) a warrant (the "Third December Warrant") to purchase up to 405,595 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (x) a warrant (the "Fourth December Warrant", and together with the March 2007 Warrant, the First December Warrant, the Second December Warrant and the Third December Warrant, the "Newer Warrants", and together with the Older Warrants, the "Warrants") to purchase up to 716,711 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Warrants may also be waived upon at least 61 days' prior notice, but, in the case of the Older Warrants, may not be so waived unless at the time of delivery of such notice, no indebtedness of the issuer is outstanding to the Investors or any of their affiliates. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

THIS SCHEDULE 13G AMENDMENT NO. 2 IS FILED SOLELY TO CORRECT THE SECURITIES OF THE COMPANY OWNED BY THE INVESTORS AS OF DECEMBER 31, 2007 REPORTED IN THE
SCHEDULE 13G AMENDMENT NO.1 WITH RESPECT TO THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2008.

CUSIP No.  59479Q100
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Offshore SPV I, Ltd.
      98-0539781
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,783,901*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,783,901*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            3,783,901
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 37,876,889 shares of common stock par value $0.01 per share (the "Shares"), outstanding of Micro Component Technology, Inc., a Minnesota corporation (the "Company"), outstanding as of November 9, 2007, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("VOFF SPV I") and Valens U.S. SPV I, LLC ("Valens US", and together with PSource, VOFF SPV I and the Fund, the "Investors"), collectively held (i) 2,367,067 Shares, (ii) a warrant (as amended, the "March 2004 Warrant") to purchase up to 400,000 Shares at an exercise price of $2.30 per Share for the first 200,000 Shares purchased thereunder, $2.50 per Share for the next 100,000 Shares acquired thereunder and $2.88 per Share for the remaining Shares acquired thereunder, subject in each case to certain adjustments, (iii) a warrant (as amended, the "January 2005 Warrant") to purchase up to 150,000 Shares at an exercise price of $0.67 per Share, subject to certain adjustments, (iv) a warrant (as amended, the "February 2006 Warrant") to purchase up to 1,860,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(v) an option (as amended, the "April 2005 Option" and together with the March 2004 Warrant, the January 2005 Warrant, and the February 2006 Warrant, the "Older Warrants") to purchase up to 785,084 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant (the "March 2007 Warrant") to purchase up to 5,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant (the "First December Warrant") to acquire up to 1,977,949 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (viii) a warrant (the "Second December Warrant") to purchase up to 399,745 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (ix) a warrant (the "Third December Warrant") to purchase up to 405,595 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (x) a warrant (the "Fourth December Warrant", and together with the March 2007 Warrant, the First December Warrant, the Second December Warrant and the Third December Warrant, the "Newer Warrants", and together with the Older Warrants, the "Warrants") to purchase up to 716,711 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Warrants may also be waived upon at least 61 days' prior notice, but, in the case of the Older Warrants, may not be so waived unless at the time of delivery of such notice, no indebtedness of the issuer is outstanding to the Investors or any of their affiliates. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

THIS SCHEDULE 13G AMENDMENT NO. 2 IS FILED SOLELY TO CORRECT THE SECURITIES OF THE COMPANY OWNED BY THE INVESTORS AS OF DECEMBER 31, 2007 REPORTED IN THE
SCHEDULE 13G AMENDMENT NO.1 WITH RESPECT TO THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2008.

CUSIP No.  59479Q100
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Capital Management, LLC
      20-8903345
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,783,901*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,783,901*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            3,783,901
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 37,876,889 shares of common stock par value $0.01 per share (the "Shares"), outstanding of Micro Component Technology, Inc., a Minnesota corporation (the "Company"), outstanding as of November 9, 2007, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("VOFF SPV I") and Valens U.S. SPV I, LLC ("Valens US", and together with PSource, VOFF SPV I and the Fund, the "Investors"), collectively held (i) 2,367,067 Shares, (ii) a warrant (as amended, the "March 2004 Warrant") to purchase up to 400,000 Shares at an exercise price of $2.30 per Share for the first 200,000 Shares purchased thereunder, $2.50 per Share for the next 100,000 Shares acquired thereunder and $2.88 per Share for the remaining Shares acquired thereunder, subject in each case to certain adjustments, (iii) a warrant (as amended, the "January 2005 Warrant") to purchase up to 150,000 Shares at an exercise price of $0.67 per Share, subject to certain adjustments, (iv) a warrant (as amended, the "February 2006 Warrant") to purchase up to 1,860,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(v) an option (as amended, the "April 2005 Option" and together with the March 2004 Warrant, the January 2005 Warrant, and the February 2006 Warrant, the "Older Warrants") to purchase up to 785,084 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant (the "March 2007 Warrant") to purchase up to 5,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant (the "First December Warrant") to acquire up to 1,977,949 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (viii) a warrant (the "Second December Warrant") to purchase up to 399,745 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (ix) a warrant (the "Third December Warrant") to purchase up to 405,595 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (x) a warrant (the "Fourth December Warrant", and together with the March 2007 Warrant, the First December Warrant, the Second December Warrant and the Third December Warrant, the "Newer Warrants", and together with the Older Warrants, the "Warrants") to purchase up to 716,711 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Warrants may also be waived upon at least 61 days' prior notice, but, in the case of the Older Warrants, may not be so waived unless at the time of delivery of such notice, no indebtedness of the issuer is outstanding to the Investors or any of their affiliates. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

THIS SCHEDULE 13G AMENDMENT NO. 2 IS FILED SOLELY TO CORRECT THE SECURITIES OF THE COMPANY OWNED BY THE INVESTORS AS OF DECEMBER 31, 2007 REPORTED IN THE
SCHEDULE 13G AMENDMENT NO.1 WITH RESPECT TO THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2008.

CUSIP No.  59479Q100
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,783,901*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,783,901*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,783,901
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based on 37,876,889 shares of common stock par value $0.01 per share (the "Shares"), outstanding of Micro Component Technology, Inc., a Minnesota corporation (the "Company"), outstanding as of November 9, 2007, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("VOFF SPV I") and Valens U.S. SPV I, LLC ("Valens US", and together with PSource, VOFF SPV I and the Fund, the "Investors"), collectively held (i) 2,367,067 Shares, (ii) a warrant (as amended, the "March 2004 Warrant") to purchase up to 400,000 Shares at an exercise price of $2.30 per Share for the first 200,000 Shares purchased thereunder, $2.50 per Share for the next 100,000 Shares acquired thereunder and $2.88 per Share for the remaining Shares acquired thereunder, subject in each case to certain adjustments, (iii) a warrant (as amended, the "January 2005 Warrant") to purchase up to 150,000 Shares at an exercise price of $0.67 per Share, subject to certain adjustments, (iv) a warrant (as amended, the "February 2006 Warrant") to purchase up to 1,860,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(v) an option (as amended, the "April 2005 Option" and together with the March 2004 Warrant, the January 2005 Warrant, and the February 2006 Warrant, the "Older Warrants") to purchase up to 785,084 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant (the "March 2007 Warrant") to purchase up to 5,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant (the "First December Warrant") to acquire up to 1,977,949 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (viii) a warrant (the "Second December Warrant") to purchase up to 399,745 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (ix) a warrant (the "Third December Warrant") to purchase up to 405,595 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (x) a warrant (the "Fourth December Warrant", and together with the March 2007 Warrant, the First December Warrant, the Second December Warrant and the Third December Warrant, the "Newer Warrants", and together with the Older Warrants, the "Warrants") to purchase up to 716,711 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Warrants may also be waived upon at least 61 days' prior notice, but, in the case of the Older Warrants, may not be so waived unless at the time of delivery of such notice, no indebtedness of the issuer is outstanding to the Investors or any of their affiliates. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

THIS SCHEDULE 13G AMENDMENT NO. 2 IS FILED SOLELY TO CORRECT THE SECURITIES OF THE COMPANY OWNED BY THE INVESTORS AS OF DECEMBER 31, 2007 REPORTED IN THE
SCHEDULE 13G AMENDMENT NO.1 WITH RESPECT TO THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2008.

CUSIP No.  59479Q100
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,783,901*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,783,901*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            3,783,901
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based on 37,876,889 shares of common stock par value $0.01 per share (the "Shares"), outstanding of Micro Component Technology, Inc., a Minnesota corporation (the "Company"), outstanding as of November 9, 2007, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("VOFF SPV I") and Valens U.S. SPV I, LLC ("Valens US", and together with PSource, VOFF SPV I and the Fund, the "Investors"), collectively held (i) 2,367,067 Shares, (ii) a warrant (as amended, the "March 2004 Warrant") to purchase up to 400,000 Shares at an exercise price of $2.30 per Share for the first 200,000 Shares purchased thereunder, $2.50 per Share for the next 100,000 Shares acquired thereunder and $2.88 per Share for the remaining Shares acquired thereunder, subject in each case to certain adjustments, (iii) a warrant (as amended, the "January 2005 Warrant") to purchase up to 150,000 Shares at an exercise price of $0.67 per Share, subject to certain adjustments, (iv) a warrant (as amended, the "February 2006 Warrant") to purchase up to 1,860,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(v) an option (as amended, the "April 2005 Option" and together with the March 2004 Warrant, the January 2005 Warrant, and the February 2006 Warrant, the "Older Warrants") to purchase up to 785,084 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant (the "March 2007 Warrant") to purchase up to 5,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant (the "First December Warrant") to acquire up to 1,977,949 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (viii) a warrant (the "Second December Warrant") to purchase up to 399,745 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (ix) a warrant (the "Third December Warrant") to purchase up to 405,595 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (x) a warrant (the "Fourth December Warrant", and together with the March 2007 Warrant, the First December Warrant, the Second December Warrant and the Third December Warrant, the "Newer Warrants", and together with the Older Warrants, the "Warrants") to purchase up to 716,711 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Warrants may also be waived upon at least 61 days' prior notice, but, in the case of the Older Warrants, may not be so waived unless at the time of delivery of such notice, no indebtedness of the issuer is outstanding to the Investors or any of their affiliates. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

THIS SCHEDULE 13G AMENDMENT NO. 2 IS FILED SOLELY TO CORRECT THE SECURITIES OF THE COMPANY OWNED BY THE INVESTORS AS OF DECEMBER 31, 2007 REPORTED IN THE
SCHEDULE 13G AMENDMENT NO.1 WITH RESPECT TO THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2008.

CUSIP No.  59479Q100


Item 1(a).  Name Of Issuer:  Micro Component Technology, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            2340 West County Road C
            St. Paul, MN 55113-2528

Item 2(a).  Name of Person Filing:   Laurus Master Fund, Ltd.

          This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. and PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV I, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd., PSource Structured Debt Limited, Valens Offshore SPV I, Ltd. and Valens U.S. SPV I, LLC reported on this Schedule 13G, as amended. Information related to each of Laurus Capital Management, LLC, Valens Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., PSource Structured Debt Limited, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Laurus Capital Management, LLC
            335 Madison Avenue, 10th Floor
            New York, NY 10017

Item 2(c).  Citizenship:   Cayman Islands

Item 2(d).  Title of Class of Securities:  Common Stock ("Common Stock")

Item 2(e).  CUSIP No.:   59479Q100


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable


Item 4.  Ownership:

         (a) Amount Beneficially Owned:                      3,783,901

         (b) Percent of Class:                                    9.99%

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0*

             (ii) shared power to vote or to direct the vote          3,783,901*

            (iii) sole power to dispose or to direct the
                  disposition of                                              0*

             (iv) shared power to dispose or to direct the
                  disposition of                                      3,783,901*


-------------------
* Based on 37,876,889 shares of common stock par value $0.01 per share (the "Shares"), outstanding of Micro Component Technology, Inc., a Minnesota corporation (the "Company"), outstanding as of November 9, 2007, as disclosed on

CUSIP No.  59479Q100



the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("VOFF SPV I") and Valens U.S. SPV I, LLC ("Valens US", and together with PSource, VOFF SPV I and the Fund, the "Investors"), collectively held (i) 2,367,067 Shares, (ii) a warrant (as amended, the "March 2004 Warrant") to purchase up to 400,000 Shares at an exercise price of $2.30 per Share for the first 200,000 Shares purchased thereunder, $2.50 per Share for the next 100,000 Shares acquired thereunder and $2.88 per Share for the remaining Shares acquired thereunder, subject in each case to certain adjustments, (iii) a warrant (as amended, the "January 2005 Warrant") to purchase up to 150,000 Shares at an exercise price of $0.67 per Share, subject to certain adjustments, (iv) a warrant (as amended, the "February 2006 Warrant") to purchase up to 1,860,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(v) an option (as amended, the "April 2005 Option" and together with the March 2004 Warrant, the January 2005 Warrant, and the February 2006 Warrant, the "Older Warrants") to purchase up to 785,084 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant (the "March 2007 Warrant") to purchase up to 5,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant (the "First December Warrant") to acquire up to 1,977,949 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (viii) a warrant (the "Second December Warrant") to purchase up to 399,745 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (ix) a warrant (the "Third December Warrant") to purchase up to 405,595 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (x) a warrant (the "Fourth December Warrant", and together with the March 2007 Warrant, the First December Warrant, the Second December Warrant and the Third December Warrant, the "Newer Warrants", and together with the Older Warrants, the "Warrants") to purchase up to 716,711 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Warrants may also be waived upon at least 61 days' prior notice, but, in the case of the Older Warrants, may not be so waived unless at the time of delivery of such notice, no indebtedness of the issuer is outstanding to the Investors or any of their affiliates. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

THIS SCHEDULE 13G AMENDMENT NO. 2 IS FILED SOLELY TO CORRECT THE SECURITIES OF THE COMPANY OWNED BY THE INVESTORS AS OF DECEMBER 31, 2007 REPORTED IN THE
SCHEDULE 13G AMENDMENT NO.1 WITH RESPECT TO THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2008.

CUSIP No.  59479Q100



Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities:

         Not Applicable


Item 8.  Identification and Classification of Members of the Group:

         Not Applicable


Item 9.  Notice of Dissolution of Group:

         Not Applicable


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  59479Q100



                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              August 21, 2008
                                              ----------------------------------
                                              Date


                                              LAURUS MASTER FUND, LTD.

                                              /s/ Eugene Grin
                                              ----------------------------------
                                                  Eugene Grin
                                                  Director



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.  59479Q100

                                   APPENDIX A


A. Name: PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Guernsey


B. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


C. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


D. Name:                   Valens Offshore SPV I Ltd.,
                           a Cayman Islands limited company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


E. Name: Valens Capital Management, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware

CUSIP No.  59479Q100


F. Name:                   David Grin

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC
                           and Valens Capital Management, LLC

   Citizenship:            Israel


G. Name:                   Eugene Grin

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC
                           and Valens Capital Management, LLC

   Citizenship:            United States

CUSIP No.  59479Q100



Each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC Eugene Grin and David Grin hereby agree, by their execution below, that the
Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


PSource Structured Debt Limited

Laurus Capital Management, LLC

Laurus Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    August 21, 2008

Valens Offshore SPV I, Ltd.

Valens U.S. SPV I, LLC

Valens Capital Management, LLC

By:  Valens Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    August 21, 2008


/s/ David Grin
-----------------------------------------
    David Grin
    August 21, 2008

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    August 21, 2008